January 23, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	The Madison Square Garden Company
Form 10-K for the Year Ended June 30, 2013
Filed August 21, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 1, 2013
File No. 1-34434

Dear Mr. Spirgel:

We are in receipt of your letter dated January 8, 2014 (the “Comment Letter”) with respect to The Madison Square Garden Company’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the Form 10-Q for the period ended September 30, 2013. This letter sets forth the Company’s responses to the staff comments contained in the Comment Letter.

We have repeated the staff’s comments below to facilitate your review.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part 1 Financial Information

Note 2, Accounting Policies, Investments in Nonconsolidated Affiliates, page 7

Note 5, Investments in Nonconsolidated Affiliates, page 8

1.	Please tell us and disclose why you do not consolidate your investments in Azoff MSG Entertainment, LLC (Azoff-MSG) and Brooklyn Bowl Last Vegas, LLC (BBLV). We note that you have a 50% equity interest in Azoff-MSG and that you are entitled to receive back 81% of BBLV’s total capital as of September 30, 2013. In addition, MSG has committed to a $50 million line of credit to Azoff-MSG at September 30, 2013.

THE MADISON SQUARE GARDEN COMPANY

2 PENNSYLVANIA PLAZA, NEW YORK, NY 10121-0091

TEL: 212-465-6500

Mr. Larry Spirgel

Securities and Exchange Commission

January 23, 2014

Response:

Azoff-MSG Entertainment LLC (“Azoff-MSG”)

As described in Note 5, Investments in Nonconsolidated Affiliates, in the Company’s Form 10-Q for the quarter ended September 30, 2013, the Company acquired a 50% equity interest in Azoff-MSG for $125 million in September 2013. The Azoff-MSG entity owns and operates certain existing businesses and is also pursuing various new businesses in the entertainment industry, some of which are already in the development stage. Mr. Irving Azoff (“Azoff”), the owner of our 50% equity partner in Azoff-MSG, Azoff Music Management (“AMM”), is the manager and Chief Executive Officer of Azoff-MSG. We disclosed that we are accounting for the investment in Azoff-MSG under the equity method of accounting.

In assessing whether to consolidate Azoff-MSG, the Company first considered the variable interest entity (“VIE”) accounting model in FASB ASC 810-10, Consolidation-Overall, and determined that our investment in, and revolving facility with, the entity is a variable interest. Based on the following analysis of the three VIE characteristics, the Company also concluded that Azoff-MSG did not meet the criteria to be considered a VIE:

1)	The entity has sufficient equity at risk to finance its activities without additional subordinated financial support. The existing core business is a high margin artist representation business that has limited tangible assets and costs. The $50 million senior line of credit to Azoff-MSG is not expected to be needed for the day-to-day operations of the entity; rather, it is intended to be used to fund future acquisitions or investments that the entity may choose to make in order to pursue growth opportunities. Furthermore, the line of credit is not convertible into equity in Azoff-MSG. Borrowings under the credit agreement are not subordinated debt.

2)	The equity holders, as a group, do not lack the characteristics of having a controlling financial interest. The Company and AMM (acting through its principal, Azoff) collectively have and own 100% of the power to direct those Azoff-MSG activities that have a significant impact on economic performance. Azoff will run the day-to-day operations of Azoff-MSG and will make strategic decisions, such as acquisitions (up to a pre-determined dollar threshold), subject to certain approval and veto rights held by the Company. The Company’s very limited approval rights are protective in nature. Furthermore, the holders of the equity at risk have a right to variability in returns. As a group, the equity holders at risk have a controlling financial interest in Azoff-MSG.

3)	As this LLC is a partnership in form and as Mr. Azoff is the manager, there is disproportionality between the voting rights and economic participation of the investors in Azoff-MSG. However, disproportionate voting rights alone do not lead to a conclusion that Azoff-MSG is a VIE. Substantially all of the legal entity’s activities must involve or be conducted on behalf of the investor that has disproportionately few voting rights. Substantially all of Azoff-MSG’s activities do not involve nor are they conducted on behalf of the Company or its related parties and therefore the third criterion is not met.

Mr. Larry Spirgel

Securities and Exchange Commission

January 23, 2014

As the Company determined that Azoff-MSG is not a VIE, in determining whether to consolidate or not, the Company then considered the voting interest model of FASB ASC 810-10. The Company considered the guidance in FASB ASC 810-20, Consolidation – Control of Partnerships and Similar Entities (formerly EITF Issue No. 04-5), which notes that for limited partnerships and similar entities there is a presumption that a general partner (or its equivalent) controls the entity, regardless of ownership percentage, unless the presumption can be overcome. In this case, Azoff as manager would be considered the general partner and is presumed to control. Based upon a review of all qualitative factors the Company does not believe it has the power to direct the activities of Azoff-MSG and, therefore, the Company does not have control over the entity. This supports the conclusion that the Company would not consolidate Azoff-MSG.

In this arrangement, despite the Company having a 50% economic ownership percentage in Azoff-MSG, the Company does not have equal voting rights. The Company does not have a majority of the voting interest in Azoff-MSG or the unilateral ability to control the on-going, day to day management and operations of the entity. Section 2.5 of the Limited Liability Company Agreement, which was filed with the Securities and Exchange Commission on September 5, 2013, contains the complete list of approval rights of each member. As discussed above, Azoff controls the day-to-day operations of the entity and will make strategic decisions on matters such as acquisitions and in the development of the business. Azoff also has the long standing relationships with the artists under management and will continue to manage those relationships. Azoff has the ability to hire, terminate, and set compensation of employees of Azoff-MSG. The approval rights held by the Company do not relate to decisions or activities expected to be made in the ordinary course of business and are protective in nature. Therefore, the Company concluded that its investment in Azoff-MSG should not be consolidated under the voting interest model.

In summary, the Company’s investment in Azoff-MSG did not meet the VIE criteria nor is the Company considered to have control under the voting interest model for consolidation purposes. Therefore, the Company is properly accounting for this investment under the equity method of accounting. Nonetheless, the Company will amend its disclosure relating to the investment prospectively to provide additional depth to the accounting analysis of its investment. The proposed new disclosure is set forth in bold typeface below.

Brooklyn Bowl Las Vegas (“BBLV”)

As described in Note 5, Investments in Nonconsolidated Affiliates, in the Company’s Form 10-Q for the quarter ended September 30, 2013, the Company acquired an interest in BBLV for approximately $21.1 million in September 2013. BBLV is in the construction/development phase of a new venue in Las Vegas, Nevada which will bring together live music, bowling, and a bar/restaurant. As of September 30, 2013, the Company is required to contribute an additional approximately $3.7 million to the entity. At the

Mr. Larry Spirgel

Securities and Exchange Commission

January 23, 2014

acquisition date, the Company contributed 81% of BBLV’s initial funding, which contribution did not give the Company control of BBLV. The Company is entitled to priority distributions until it recoups its investment (similar to preferred stock) after which the Company will own a 20% interest in BBLV. The Company’s capital interest percentage is not the same as its percentage of voting rights at inception and thereafter. Our partner in this venture, Brooklyn Bowl LLC (“Bowls”), is the managing member of the entity. In Note 5, we disclosed that we are accounting for the investment in BBLV under the equity method of accounting.

In assessing whether to consolidate BBLV, the Company first considered the VIE accounting model in FASB ASC 810-10 and determined that our investment in the entity is a variable interest. The Company also concluded that BBLV did not meet the criteria to be considered a VIE. We concluded that the entity was not a VIE due to the following:

1)	The entity has enough equity at risk to finance its activities without additional subordinated financial support. The capital funding by the Company and the Bowls was designed to be sufficient for BBLV to carry on its activities to build and open the venue without additional subordinated financial support. The equity will allow BBLV to open the venue in early 2014, at which time we forecast it to be profitable.

2)	The equity holders, as a group, do not lack the characteristics of having a controlling financial interest. The Company and Bowls collectively have and own 100% of the power to direct those BBLV activities that have a significant impact on economic performance. The activities that will most significantly impact the economic performance of BBLV are decisions around constructing the venue as well as decisions regarding the day-to-day operations of the venue (e.g., booking of acts, determining sales prices, decisions on operating expenses). Furthermore, the holders of the equity at risk have a right to variability in returns. As a group, the equity holders at risk have a controlling financial interest in BBLV.

3)	As this LLC is a partnership in form and Bowls is the managing member, there is disproportionality between the voting rights and economic participation of the investors. However, disproportionate voting rights alone do not lead to a conclusion that the entity is a VIE. Substantially all of the legal entity’s activities must involve or be conducted on behalf of the investor that has disproportionately few voting rights. Substantially all of the entity’s activities do not involve nor are they conducted on behalf of the Company or its related parties and therefore the third criterion is not met.

As the Company determined that BBLV is not a VIE, in determining whether to consolidate or not, the Company then considered the voting interest model of FASB ASC 810-10. The Company considered the guidance in FASB ASC 810-20, Consolidation – Control of Partnerships and Similar Entities (formerly EITF Issue No. 04-5), which notes that for limited partnerships and similar entities there is a presumption that a general partner (or its equivalent) controls the entity, regardless of ownership percentage, unless the presumption can be overcome. In this case, Bowls as managing member would be considered the general partner and is presumed to control. Based upon a review of all qualitative factors the Company

Mr. Larry Spirgel

Securities and Exchange Commission

January 23, 2014

does not believe it has the power to direct the activities of BBLV and, therefore, the Company does not have control over the entity. This supports the conclusion that the Company would not consolidate BBLV.

Bowls controls the day-to-day operations of the entity which includes, but is not limited to, hiring, terminating and setting compensation of BBLV employees, establishing rate schedules for various revenue streams, assisting in negotiation and administration of leases, overseeing the fixed asset process, overseeing the negotiation and administration of third party agreements, and preparing the annual operating plan. Most of the rights held by the Company are protective in nature (e.g., certain approval rights). Although the Company has a single participatory right related to the budget process prior to the Company receiving back its capital contribution and return, the Company does not have the unilateral right to set or modify the budget because such actions must be approved by both parties and therefore the Company is not deemed to have control.

In summary, the Company’s investment in BBLV did not meet the VIE criteria nor would it convey control to the Company under the voting interest model for consolidation purposes. Therefore, the Company is properly accounting for this investment under the equity method of accounting. Nonetheless, the Company proposes to prospectively amend its disclosure relating to the investment to provide further depth to the accounting analysis. The proposed new disclosure is set forth in bold typeface below.

Proposed Prospective Disclosure relating to the Investments

Note XX. Investments in Nonconsolidated Affiliates

The Company’s equity method investments include the Company’s investments in Azoff MSG Entertainment LLC (“Azoff-MSG”) and Brooklyn Bowl Las Vegas, LLC (“BBLV”).

In September 2013, the Company acquired a 50% interest in Azoff-MSG for $125,000. The Azoff-MSG entity owns and operates certain existing businesses and will also pursue various business concepts in the entertainment industry, some of which are already in the development stage. The Company agreed to provide up to $50,000 of revolving credit loans to Azoff-MSG. As of September 30, 2013, the Company’s investment in Azoff-MSG was $126,475, inclusive of transaction costs related to the acquisition. The Company determined that Azoff-MSG is not a variable interest entity (“VIE”) and therefore the investment was analyzed under the voting model. The Company determined that due to a lack of a voting majority and consistent with the accounting for partnership (or similar entities) interests, it does not control Azoff-MSG. Accordingly the Company accounts for its investment under the equity method of accounting.

As required by GAAP, to the extent that there is a basis difference between the cost and the underlying equity in the net assets of an equity investment, companies are required to allocate such differences between tangible and intangible assets. For Azoff-MSG, the Company expects to complete such an analysis during fiscal year 2014.

Mr. Larry Spirgel

Securities and Exchange Commission

January 23, 2014

In August 2013, the Company acquired an interest in BBLV. BBLV is in the construction/development phase of a new venue in Las Vegas which will bring together live music, bowling and a bar/restaurant. As of September 30, 2013, the Company has invested $21,062 in BBLV and the Company is further committed to investing approximately $3,700 in BBLV. The Company will be entitled to receive back its capital, which is 81% of BBLV’s total capital as of September 30, 2013, and a preferred return after which the Company will own a 20% interest in BBLV. The Company does not manage or otherwise control BBLV but has approval rights over certain decisions. As of September 30, 2013, the Company’s investment in BBLV was $21,318, inclusive of transaction costs related to the acquisition. The Company determined that BBLV is not a VIE and therefore the investment was analyzed under the voting model. The Company determined that due to a lack of a voting majority and consistent with the accounting for partnership (or similar entities) interests, it does not control BBLV. Accordingly the Company accounts for its investment under the equity method of accounting.

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In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response, please call the undersigned at (212) 465-5930.

Very truly yours,

/s/ Robert M. Pollichino

Robert M. Pollichino
Executive Vice President and Chief Financial Officer

cc:	Kathryn Jacobson

Robert Littlepage

Robert Shapiro

(Securities & Exchange Commission)

John P. Mead

(Sullivan & Cromwell LLP)